Exhibit 99.1

Director’s Share Dealing

London: Thursday, August 31, 2017: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) has received notifications that Mr Simon To, Executive Director and Chairman, through Dynamic Drive Limited, a person closely associated with Mr To, purchased a total of 14,748 American Depositary Shares of the Company (“ADSs”, each representing one half of one ordinary share of US$1.00 each in the capital of Chi-Med) on August 28 and 29, 2017 at an average price of US$24.40 per ADS. Dynamic Drive Limited is controlled by the trustee of Dynamic Drive Trust (the “DDT”) which has been established for the benefit of Mr To’s family members, of which Mr To is the settlor.

Following the above purchases, Mr To is interested in 133,237 ADSs (in DDT and Wencheng Trust of which his family members are the beneficiaries) and 180,000 Ordinary Shares (including the holding of 78,000 Ordinary Shares in DDT of which his family members are the beneficiaries), representing in aggregate approximately 0.41% of the current issued share capital of Chi-Med.

The notification set out below is provided in accordance with the requirements of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dynamic Drive Limited
2	Reason for the notification
a)	Position/status

Person closely associated with Mr Simon To, Executive Director and Chairman.  Dynamic Drive Limited is controlled by the trustee of Dynamic Drive Trust which has been established for the benefit of Mr To’s family members, of which Mr To is the settlor.

b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing one half of one Ordinary Share of US$1.00 ADS ISIN: US44842L1035
b)	Nature of the transaction

Acquisition of a total of 14,748 ADSs in the name of Dynamic Drive Limited which holds the ADSs for a family trust (Dynamic Drive Trust) of which Mr To is the settlor on August 28 and 29, 2017 at an average price of US$24.40 per ADS.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$24.47	5,554
		US$24.36	9,194

d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 14,748 ADSs Price information: US$24.40
e)	Date of the transaction	2017-08-28 – acquisition of 5,554 ADSs 2017-08-29 – acquisition of 9,194 ADSs
f)	Place of the transaction	Nasdaq Stock Market

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (“CK Hutchison”) (SEHK: 0001). For more information, please visit: www.chi-med.com.

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